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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                XeTel Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   983942-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                        (CONTINUED ON FOLLOWING PAGE(S))

                              (Page 1 of 8 Pages)





---------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              -------------------------
CUSIP NO. 983942-10-3                13G                 Page 2 of 8 Pages
-------------------------                              -------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               ROHM U.S.A.,  INC.
               FEDERAL ID# 77-0245080
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ ]    (b) [x]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER
     NUMBER                   0
       OF      -----------------------------------------------------------------
     SHARES       6    SHARED VOTING POWER
  BENEFICIALLY                4,417,411 SHARES OF COMMON STOCK
    OWNED BY   -----------------------------------------------------------------
    REPORTING     7    SOLE DISPOSITIVE POWER
     PERSON                   0
      WITH     -----------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                              4,417,411 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,417,411 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               46.3%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*
               OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
CUSIP NO. 983942-10-3                13G                 Page  3 of 8 Pages
-------------------------                              -------------------------


--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              KOZO SATO
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ ]    (b) [x]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER
     NUMBER                   0
       OF      -----------------------------------------------------------------
     SHARES       6    SHARED VOTING POWER
  BENEFICIALLY                4,417,411 SHARES OF COMMON STOCK
    OWNED BY   -----------------------------------------------------------------
    REPORTING     7    SOLE DISPOSITIVE POWER
     PERSON                   0
      WITH     -----------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                              4,417,411 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,417,411 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              46.3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 8 Pages





ITEM 1(A)     NAME OF ISSUER:

              XeTel Corporation


ITEM 1(B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              2525 Brockton Drive
              Austin, Texas  78758


ITEM 2(A)     NAME OF PERSON FILING:

              (i)    Rohm U.S.A., Inc.
              (ii)   Kozo Sato

              The Reporting Persons may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement attached as Exhibit 1 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.


ITEM 2(B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              2150 Commerce Drive
              San Jose, California  95131


ITEM 2(C)     CITIZENSHIP:

              (i)    Delaware
              (ii)   USA

                               Page 5 of 8 Pages



ITEM 2(D)     TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $0.0001


ITEM 2(E)     CUSIP NUMBER:

              983942-10-3


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable


ITEM 4.       OWNERSHIP.

              (a)    Amount Beneficially Owned:  4,417,411 Shares

              (b)    Percent of Class:  46.3%

              (c)    Number of shares as to which such person has:

                     (i)    sole power to vote or to direct the vote:  0

                     (ii)   shared power to vote or to direct the vote:
                            4,417,411 Shares

                     (iii) sole power to dispose or to direct the disposition of: 0

                     (iv) shared power to dispose or to direct the disposition of: 4,417,411 Shares


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable

                               Page 6 of 8 Pages




ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not Applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable

ITEM 10.      CERTIFICATION.

              Not Applicable


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   ROHM U.S.A., INC.



                                                  February 12, 1997
                                   ---------------------------------------------
                                                       (Date)


                                   By:              /s/ KOZO SATO
                                      ------------------------------------------
                                                    (Name/Title)


                                                  February 12, 1997
                                   ---------------------------------------------
                                                       (Date)



                                                    /s/ KOZO SATO
                                   ---------------------------------------------
                                                     Kozo Sato

                               Page 7 of 8 Pages




                                 EXHIBIT INDEX

                                                              Located on
                                                             Sequentially
 Exhibit                 Description of Exhibit              Numbered Page
 -------                 ----------------------              -------------
 Exhibit A              Agreement of Joint Filing                 8

                               Page 8 of 8 Pages



                                                                       EXHIBIT A

                             Joint Filing Agreement

       This Joint Filing Agreement, executed as of the _____ day of February, 1997, is by and among Rohm U.S.A., Inc., a Delaware corporation("Rohm"), and Kozo Sato ("K.Sato").

       WHEREAS, Rohm beneficially owns 4,326,411 issued and outstanding shares of the XeTel Corporation and K. Sato beneficially owns 91,000 issued and outstanding shares of the XeTel Corporation, and K. Sato is the Chief Executive Officer, President and director of Rohm; and

       WHEREAS, since K. Sato serves as Chief Executive Officer, President and director of Rohm, and in such capacities, Rohm may be deemed beneficial owner of the shares beneficially held by K. Sato pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Act");

       WHEREAS, since K. Sato serves as Chief Executive Officer, President and director of Rohm, and in such capacities, may be deemed beneficial owner of the shares beneficially held by Rohm pursuant to Rule 13d-3 promulgated by the Commission under the Act;

       NOW, THEREFORE  the parties agree as follows:

       Rohm and K. Sato, without admitting beneficial ownership, do hereby agree to file jointly with the Commission any schedules and reports (including amendments thereto) made on behalf of Rohm or K. Sato, pursuant to Section 13(d) of the Act.